UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

File No. 812-15239

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and

12(d)(1)(B) of the Act.

In the matter of

Columbia ETF Trust I

Columbia Management Investment Advisers, LLC

Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, Massachusetts 02110

Please send all communications, notices and orders to:

Daniel J. Beckman

Columbia ETF Trust I

225 Franklin Street

Boston, Massachusetts 02110

Ryan C. Larrenaga

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, Massachusetts 02110

Joseph D’Alessandro

Columbia Management Investment Distributors, Inc.

485 Lexington Avenue

New York, New York 10017

Page 1 of 9 sequentially numbered pages (including exhibit)

As filed with the U.S. Securities and Exchange Commission on July 1, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Columbia ETF Trust I Columbia Management Investment Advisers, LLC Columbia Management Investment Distributors, Inc. File No. 812-15239

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from
Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this application (“Application”), the undersigned applicants, Columbia ETF Trust I (the “Trust”), Columbia Management Investment Advisers, LLC (the “Adviser”), and Columbia Management Investment Distributors, Inc. (the “Distributor,” and together with the Trust and the Adviser, “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission (the “Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]

Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

II.	THE APPLICANTS

A. The Trust

The Trust is a Massachusetts business trust and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser, a limited liability company organized under the laws of Minnesota with its principal office in Boston, Massachusetts, will be the investment adviser to the Initial Fund. The Adviser is, and any other Adviser will be, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser or an affiliate has entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the Trust’s board of trustees, the Adviser will serve as the investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants have also attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Columbia ETF Trust I

By:	/s/ Daniel J. Beckman Daniel J. Beckman President

Columbia Management Investment Advisers, LLC

By:	/s/ Ryan C. Larrenaga Ryan C. Larrenaga Vice President and Assistant Secretary

Columbia Management Investment Distributors, Inc.

By:	/s/ Joseph D’Alessandro Joseph D’Alessandro Vice President and Assistant Secretary

AUTHORIZATION

RULE 0-2(c)

Columbia ETF Trust I

Daniel J. Beckman, President of Columbia ETF Trust I, is authorized to sign on behalf of Columbia ETF Trust I pursuant to the following resolutions adopted by the board of Columbia ETF Trust I at a meeting held on June 15, 2021:

RESOLVED: That the officers of Columbia ETF Trust I be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, including any exhibits and amendments thereto, to operate actively-managed, exchange-traded funds that do not disclose portfolio holdings daily; and it is further

RESOLVED: That the officers of Columbia ETF Trust I, with the assistance and advice of Fund Counsel and Independent Legal Counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and it is further

RESOLVED: That such applications shall be executed by or on behalf of Columbia ETF Trust I by one or more of its officers, and that the officers of Columbia ETF Trust I, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

VERIFICATION

RULE 0-2(d)

Columbia ETF Trust I

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Columbia ETF Trust I; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 1st day of July, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Columbia ETF Trust I

By:	/s/ Daniel J. Beckman
Name: Daniel J. Beckman
Title: President

VERIFICATION

RULE 0-2(d)

Columbia Management Investment Advisers, LLC

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Columbia Management Investment Advisers, LLC; that he is Vice President and Assistant Secretary of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 1st day of July, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Columbia Management Investment Advisers, LLC

By:	/s/ Ryan C. Larrenaga
Name: Ryan C. Larrenaga
Title: Vice President and Assistant Secretary

VERIFICATION

RULE 0-2(d)

Columbia Management Investment Distributors, Inc.

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Columbia Management Investment Distributors, Inc.; that he is Vice President and Assistant Secretary of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 1st day of July, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Columbia Management Investment Distributors, Inc.

By:	/s/ Joseph D’Alessandro
Name: Joseph D’Alessandro
Title: Vice President and Assistant Secretary

Exhibit A

Initial Fund

Columbia Seligman Semiconductor Technology ETF (Ticker: SEMI)

Columbia Seligman Semiconductor Technology ETF seeks capital appreciation. The fund invests mainly in common stocks of U.S. companies. Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in securities of semiconductor, semiconductor equipment and related companies.